

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2006

Mr. Frederick A. Niebauer
Chief Financial Officer
Kahiki Foods, Inc.
1100 Morrison Road
Gahanna, OH 43230

>   **Re: Kahiki Foods, Inc.**
>   **Form 10-KSB for Fiscal Year Ended March 31, 2005**
>   **Filed June 21, 2005**
>   **Response Letter Dated March 30, 2006**
>   **File No. 333-113925**

Dear Mr. Niebauer,

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for Fiscal Year Ended March 31, 2005

Explanatory Note, page 2

1. Please revise your explanatory notes referencing your interaction with us to clarify that we suggested you revise not only your disclosures, but also your accounting, and that this was necessary for you to comply with generally accepted accounting principles, and your filing obligations under the Exchange Act, rather than stating that revisions were necessary to comply with our comments.

2. Since you have revised your accounting in several respects, it will be necessary to include error correction disclosures in your financial statements. Such disclosures should address the changes in assets, liabilities, operating cash flows,

sales and cost of sales that were necessary to correct your reporting of overdrafts and freight costs. Please include a note to your financial statements with narrative explaining these revisions, and a tabular presentation reconciling the previously reported amounts to the restated amounts for the key line items impacted by your revisions. Finally, include a "restated" label in all column headers having numerical information reflecting these revisions.

Exhibits, page 15

3.   We note you have included consents from Child, Sullivan & Company for the inclusion of their audit opinion in your Form 10-KSB, and from Plante & Morgan, PLLC, for the incorporation by reference in registration statement No. 333-113925 (effective October 19, 2004) of their report included with your Form 10-KSB. There is no provision in Form SB-2 for the forward incorporation by reference of subsequent filings on Form 10-KSB. However, if you are continuing to use your earlier prospectus, you should be aware of the updating requirements set forth in Section 10 of the Securities Act, which may necessitate the filing of a post-effective amendment to the registration statement. Tell us the status of the shares registered in that earlier registration statement. Since the exhibit requirement of Item 601(b)(23) of Regulation S-B does not apply under these circumstances, you should remove the consents (and also your reference to them in your explanatory notes).

4.   We note that you have endeavored to incorporate by reference the certifications provided by your Chief Executive and Chief Financial officers in the Form 10-KSB filed June 21, 2005, rather than update these certifications as required under Rule 12b-15 of Regulation 12B, and Rule 15d-14(a) of Regulation 15D upon filing your amendment. While we understand the individuals providing the earlier certifications are no longer available, it is your current executives who are responsible for providing these certifications.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

5.   We have read your response to prior comment 1, explaining that you would be revising your accounting policy disclosure to explain that you record revenue when products are delivered to customers, rather than when products are shipped. As the disclosure that you proposed in your response letter does not appear in your amended filings, further revisions in this area will be necessary. Tell us whether your intended revision represents a correction in disclosure or policy. If you are correcting your policy, please quantify the effects of doing so on your financial statements. We reissue prior comment 1.

6.   Please add an accounting policy note describing your treatment of freight costs.

Note 10 – Concentrations, page F-13

7.   We note your disclosure explaining that attribute 44 percent and 48 percent of revenues to three customers for the years ended March 31, 2005 and March 31, 2004. Please modify your disclosure to specify the amount of revenues attributable to each customer to which you attribute sales of 10 percent or more to comply with paragraph 39 of SFAS 131.

Form 10-QSB/A1 for Fiscal Quarter Ended December 31, 2005

General

8.   Please revise the accounting and disclosures in your interim report as necessary to address all applicable comments written on your annual report.

Controls and Procedures, page 18

9.   The report on changes in your internal controls over financial reporting is required to cover the fiscal quarter ending on the date the evaluation of disclosure controls and procedures occurs, rather than a subsequent period. Please comply with the requirements of Item 308(c) of Regulation S-B.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief